Exhibit 99.1

Silicom Ltd.

(An Israeli Corporation)
and its Consolidated Subsidiary

Unaudited Condensed Interim
Consolidated Financial Statements

June 30, 2008

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2008

Contents

Page

Unaudited Condensed Interim Consolidated Financial Statements:
Unaudited Condensed Interim Consolidated Balance Sheets	2-3
Unaudited Condensed Interim Consolidated Statements of Income	4
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	5
Unaudited Condensed Interim Consolidated Statements of Cash Flows	6
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	7-8

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Balance Sheets at June 30, 2008

	June 30, 2008	December 31, 2007
	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	9,613	14,216
Marketable Securities	6,129	3,516
Accounts receivables:
Trade, net	4,201	6,545
Other	341	338
Inventories	5,493	4,078
Deferred taxes	262	73

Total Current Assets	26,039	28,766

Marketable Securities	21,799	15,210

Assets held for employees' severance benefits	1,183	952

Property, plant and equipment, net	931	675

Other assets, net	35	39

Total assets	49,987	45,642

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Balance Sheets at June 30, 2008

	June 30, 2008	December 31, 2007
	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	3,258	2,997
Other accounts payable and accrued expenses	2,106	1,715

Total current liabilities	5,364	4,712

Long-term liability
Liability for employees' severance benefits	2,120	1,596

Total liabilities	7,484	6,308

Shareholders' Equity
Share capital and additional paid in capital	32,857	31,747
Treasury shares	(38)	(38)
Retained earnings	9,684	7,625

Total Shareholders' equity	42,503	39,334

Total liabilities and shareholders equity	49,987	45,642

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Income for the Six-month period Ended June 30, 2008

	Three-month period ended June 30,		Six-month period ended June 30,
	2008	2007	2008	2007
	U.S dollars in thousands (Except for share and per-share data)		U.S dollars in thousands (Except for share and per-share data)

Sales	5,172	6,617	12,875	12,666
Cost of sales	3,196	3,983	7,641	7,634

Gross profit	1,976	2,634	5,234	5,032

Operating Expenses
Research and development costs	827	524	1,684	1,063
Selling and marketing expenses	629	382	1,173	782
General and administrative expenses	382	289	791	542

Total operating expenses	1,838	1,195	3,648	2,387

Operating income	138	1,439	1,586	2,645
Financial income, net	262	283	509	352

Income before income taxes	400	1,722	2,095	2,997

Income tax expenses	77	153	36	183

Net income	323	1,569	2,059	2,814

Income per share
Basic income per ordinary share	0.05	0.26	0.31	0.49

Weighted average number of ordinary
shares used to compute basic income
per-share (in thousands)	6,688	6,067	6,676	5,716

Diluted income per ordinary share	0.05	0.25	0.30	0.47

Weighted average number of ordinary
shares used to compute diluted income
per-share (in thousands)	6,770	6,328	6,777	5,951

The accompanying notes are an integrated part of these unaudited consolidated condensed interim financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders' equity
	Number of shares (1)	US$ thousands

Balance at
December 31, 2006	5,198,629	16	11,858	(38)	1,345	13,181

Changes during 2007
Exercise of options	205,800	1	569	-	-	570
Exercise of warrants	291,447	1	2,471	-	-	2,472
Issuance of shares and warrants (2)	875,000	2	16,778	-	-	16,780
Share-based compensation	-	-	51	-	-	51
Net income	-	-	-	-	6,280	6,280

Balance at
December 31, 2007	6,570,876	20	31,727	(38)	7,625	39,334

Changes during Six-month
period Ended June 30, 2008
Exercise of options	8,700	-	38	-	-	38
Exercise of warrants	108,487	-	926	-	-	926
Share-based compensation	-	-	146	-	-	146
Net income	-	-	-	-	2,059	2,059

Balance at
June 30, 2008	6,688,063	20	32,837	(38)	9,684	42,503

(1) Net of 14,971 shares held by the subsidiary
(2) Net of issuance cost of US$ 1,192 thousands

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Six-month period Ended June 30, 2008

	Six-month period ended June 30, 2008	Six-month period ended June 30, 2007
	U.S$ in thousands	U.S$ in thousands

Cash flows from operating activities
Net Income	2,059	2,814

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	207	109
Liability for Employees' severance benefits, net	293	126
Expenses (income) from marketable securities	2	(131)
Share based compensation expense	146	26
Deferred tax assets	(189)	(17)
Accounts receivable - trade	2,344	(904)
Accounts receivable - other	(3)	(420)
Inventories	(1,415)	(2,327)
Trade accounts payable	261	1,729
Other accounts payable and accrued expenses	391	129
Capital gains from sales of property, plant and equipment	(12)	-

Net cash provided by operating activities	4,084	1,134

Cash flows from investing activities
Purchase of property, plant and equipment	(460)	(221)
Proceeds from sales of property, plant and equipment	13	-
Proceeds from maturity of marketable securities	3,200	1,000
Purchase of marketable securities	(12,404)	(11,933)

Net cash used in investing activities	(9,651)	(11,154)

Cash flows from financing activities
Issuance of shares and option certificates, net of issuance cost	-	16,763
Exercise of options and warrants	964	2,509

Net cash provided by financing activities	964	19,272

Increase (decrease) in cash and cash equivalents	(4,603)	9,252

Cash and cash equivalents at beginning of period	14,216	4,513

Cash and cash equivalents at end of period	9,613	13,765

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	48	19

Taxes on income	37	11

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. and its Consolidated Subsidiary
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Note 1 – General

A. Description of Business

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for a broad range of servers and server based systems. It also offers a broad range of its traditional PC cards, PCI cards and USB products.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange (“TASE”), since December 2005.

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) a worldwide network of independent distributors and (iii) its US-based subsidiary.

In these Interim financial statements the terms “Company” or “Silicom” refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

B. Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of the Condensed Interim Consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Condensed Interim Consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates.

Note 3 – Inventories

	June 30, 2008	December 31, 2007
	US$ in thousands	US$ in thousands

Raw materials and components	$3,129	$1,585
Work in progress	$2,249	$2,402
Finished goods	$115	$91

	$5,493	$4,078

Note 4 – Events in the current period

A.	In January 2008, approximately 108 thousand stock option certificates (Series 1), which were due to expire on January 31, 2008, were exercised. As a result, net proceeds to the Company were approximately US$ 900 thousand.

B.	On January 24, 2008 the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000). In relation to this grant:

1.	The exercise price for the options (per ordinary share) was $US 11.20 and the Option Expiration Date was the earlier to occur of: (a) January 24, 2016; and (b) the closing price of the Shares falling below $US 5.60 at any time after the Date of Grant.

2.	The Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.36%
Expected dividend yield	0.0%
Average expected volatility (2)	116.24%
Weighted average expected life	2.5 Years

(1)	Risk-free interest rate represents risk free US$ zero coupon Government Bonds at time of grant.

(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

3.	Expenses incurred during the six months ended June 30, 2008 in relation to this grant were approximately $140 thousand. As at June 30, 2008, there was approximately US$ 617 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.06 years.

4.	All of these options expired by their terms on July 30, 2008 without exercise.

C.	Since February 11, 2008, the Company’s shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market).